UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dermata Therapeutics, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

249845306

(CUSIP Number)

Gerald T. Proehl

President and Chief Executive Officer

3525 Del Mar Heights Rd., #322

San Diego, CA 92130

Telephone Number (858) 800-2543

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249845306

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): David Hale
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 6,110*
	8.	Shared Voting Power: 38,723*
	9.	Sole Dispositive Power: 6,110*
	10.	Shared Dispositive Power: 38,723*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,833*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.9%*
14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, David Hale (“Mr. Hale”) may be deemed to beneficially own an aggregate of 44,833 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Dermata Therapeutics, Inc. (the “Issuer”) reported herein as follows: (i) 4,732 shares of Common Stock and stock options to purchase 1,378 shares of Common Stock held directly by Mr. Hale; (ii) 33,307 shares of Common Stock and warrants to purchase up to 190 shares of Common Stock held directly by Hale BioPharma Ventures LLC, where Mr. Hale is the Chief Executive Officer and Chairman; (iii) 2,232 shares of Common Stock and warrants to purchase up to 2,232 shares of Common Stock held directly by Hale Family Trust, where Mr. Hale is the trustee; and (iv) 762 shares of Common Stock held directly by Hale Trading Company LP, where Mr. Hale is the General Partner. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Hale may be deemed to beneficially own 44,833 shares of Common Stock or 1.9% of the Common Stock of the Issuer.

The foregoing beneficial ownership percentage is based upon 2,388,157 shares of Common Stock issued and outstanding based on information reported in the Issuer’s Final Prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on March 20, 2023 and information obtained from the Issuer. The number of shares of common stock issued and outstanding reflects the 1-for-16 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on March 14, 2023.

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CUSIP No. 249845306

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Hale BioPharma Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 33,497**
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 33,497**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,497**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.4%**
14.	Type of Reporting Person (See Instructions): OO

**As of the date hereof, Hale BioPharma Ventures LLC owns 33,307 shares of Common Stock, and warrants to purchase up to 190 shares of Common Stock of the Issuer. Mr. Hale serves as the Chief Executive Officer and Chairman of Hale BioPharma Ventures LLC. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Hale BioPharma Ventures LLC may be deemed to beneficially own 33,497 shares of Common Stock or 1.4% of the Common Stock of the Issuer.

The foregoing beneficial ownership percentage is based upon 2,388,157 shares of Common Stock issued and outstanding based on information reported in the Issuer’s Final Prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on March 20, 2023 and information obtained from the Issuer. The number of shares of common stock issued and outstanding reflects the 1-for-16 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on March 14, 2023.

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Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 27, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The number of shares of common stock issued and outstanding reflects the 1-for-16 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on March 14, 2023.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the filing date hereof, Mr. Hale may be deemed to beneficially own an aggregate of 44,833 shares of Common Stock, of the Issuer reported herein as follows: (i) 4,732 shares of Common Stock and stock options to purchase 1,378 shares of Common Stock held directly by Mr. Hale; (ii) 33,307 shares of Common Stock and warrants to purchase up to 190 shares of Common Stock held directly by Hale BioPharma Ventures LLC, where Mr. Hale is the Chief Executive Officer and Chairman; (iii) 2,232 shares of Common Stock and warrants to purchase up to 2,232 shares of Common Stock held directly by Hale Family Trust, where Mr. Hale is the trustee; and (iv) 762 shares of Common Stock held directly by Hale Trading Company LP, where Mr. Hale is the General Partner. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Hale may be deemed to beneficially own 44,833 shares of Common Stock or 1.9% of the Common Stock of the Issuer as of the filing date hereof.

The aggregate percentage of Common Stock reported as owned by the Reporting Persons is based upon 2,388,157 shares of Common Stock outstanding, which is the total number of shares of Common Stock based on information reported in the Issuer’s Final Prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on March 20, 2023 and information obtained from the Issuer. The number of shares of common stock issued and outstanding reflects the 1-for-16 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on March 14, 2023.

During the past sixty (60) days, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

As of the filing date hereof, the Reporting Persons ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock of the Issuer. The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2023

By:	/s/ David Hale
Name:	David Hale

HALE BIOPHARMA VENTURES LLC

By: David Hale, its Chief Executive Officer

By:	/s/ David Hale
Name:	David Hale
Title:	Chief Executive Officer

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).

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